

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 21, 2016

Handong Cheng
Chairman, Chief Executive Officer and President
No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

> **Re:** **ChinaNet Online Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2016**
> **File No. 001-34647**

Dear Mr. Cheng:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Proposal 3: Approval to Effect a Reverse Split of the Company's Common Stock

1.   We note your statement that the reverse stock split ratio will be "one (1) share for every two (2) to eight (8) shares outstanding so that every two (2) to eight (8) outstanding shares of Common Stock before the stock split shall represent one (1) share of Common Stock after the stock split." Please provide additional disclosure clarifying what the actual stock split ratio will be. For example, it is unclear if the stock split ratio will be one share in exchange for a to-be-determined number of shares within the disclosed spectrum of two to eight shares (i.e. 1-for-2, 1-for-3…1-for-8) or if the exchange will be one share for any group of two to eight shares owned by stockholders (i.e. effectively a 1-for-8 reverse split ratio). Please clarify the wording of your proposal and provide additional detail in the body of your proxy statement. If shareholders are voting to give the Board of Directors discretion in ultimately selecting what the reverse split ratio will be, please also disclose this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications